12927



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02014062

NO ACT
P.E 12-19-01
1-00442

February 6, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 2/6/2002

Re: The Boeing Company
Incoming letter dated December 19, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 19, 2001 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received a letter from the proponent dated January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: David Watt
23401 NE Union Hill Road
Redmond, WA 98053

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 19, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by David Watt for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 23, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from David Watt (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude portions of the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes such portions of the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its

[03000-0200/SB013460.026]

supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the compensation of the Company's Directors and states, in relevant part:

> *Boeing shareholders recommend that our company adopt a Directors' compensation bylaw, or formal policy of similar commitment, that our Directors be paid equitably and with Boeing common stock as the major or full amount of their retainer with an incentive award tied to the stock value. This is important because we increasingly place the oversight and leadership of our company in the hands of our Directors following the unpredicted September 2001 international events that seriously impacted our company.*
>
> *This proposal topic is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible and as soon as possible. It applies to Directors who do not receive a company salary.*

Summary of Basis for Exclusion

We have advised Boeing that pursuant to Rule 14a-8(i)(3) and Rule 14a-9 it properly may exclude portions of the Proposal from its 2002 Proxy Statement and form of proxy because several portions contain statements that are false and misleading. The reasons for our conclusions in this regard are more properly described in below.

Explanation of Basis for Exclusion

Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements that are materially false or misleading.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including materially false or misleading statements in their proxy statements. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Security Financial Bancorp* (July 6, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001); *UAL Corp.* (Feb. 23, 2001).

First, the following statement is properly excludable as false or misleading because it misquotes the Reuter's Nov. 4, 2001 article, "Critics Ask if Enron's Board was Asleep on the Job": [paragraph 7]: "*Though blame may not fully rest with the board, critics ask why the directors did not take a closer look at the questionable financial transactions by the company.*" In fact, the article says: "Though blame may not fully rest with the board, critics ask why the directors did not take a closer look at the deals." A copy of the article is attached as **Exhibit B**.

Second, **paragraph 13 should be deleted in its entirety** from the Proposal unless modified because it is misleading. The authority upon which the statement relies does not provide the requisite factual support.

- [paragraph 13] *"The parallel lesson for our company is that certain directors could have a past or future practice of actually owning a token amount of stock, particularly compared to their total wealth.*

  201 shares John Shalikashvili
  1000 shares Lewis Platt
  1160 shares Rozanne Ridgway
  2000 shares John Bryson"

The Company's 2001 Proxy Statement does not quantify the directors' "total wealth or current income." The statement is thus misleading because it sets forth no factual basis to support the conclusion that the directors own a token amount of the Company's stock as compared to their total wealth or current income. The statement also misrepresents the directors' ownership of the Company's stock. According to the Stock Ownership Table in the same proxy statement, the directors' stock ownership is, with respect to three of the four directors, considerably greater than represented in the Proposal. In addition to 201 shares, John Shalikashvili owns 500 stock units under the Deferred Compensation Plan for Directors. In addition to 1000 shares, Lewis Platt owns 3,717 stock units and has been paid in options to purchase an additional 1,200 shares. Rozanne Rigway owns, in addition to 1160 shares, an additional 12,828 stock units and has been paid in options to purchase an additional 14,520 shares. Finally, John Bryson owns, in addition to 2000 shares, an additional 5,859 stock units and has been paid in options to purchase an additional 8,280 shares. He also beneficially owns 1,600 shares held in trust for a family member. For these reasons, the statement should be deleted in its entirety. *See Security Financial Bancorp, Inc.* (July 6, 2001).

* * *

For the foregoing reasons, we believe that the entire Proposal or the above referenced portions of the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if such portions of the Proposal are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure
cc: David Watt
James C. Johnson, The Boeing Company

EXHIBIT A

1 Director's $65,000 Retainer to be Paid in Stock

Boeing shareholders request that our company adopt a Directors' compensation bylaw that our Directors be paid with Boeing common stock as the major or full amount of their retainer with an incentive award tied to the stock value. We increasingly place the oversight and leadership of our company in the hands of our Directors. This follows the unpredicted September 2001 international events that seriously impacted our company and our airline customers.

This proposal requests the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible and as soon as possible. This proposal topic is not intended to interfere with existing agreements. It applies to Directors who are not employees.

This proposal topic won 33% of the yes-no vote at the UAL Corp. (United Airlines) 2001 annual meeting.

Directors will take more interest in our company if more of their own money is on the line

The importance of meaningful, sustained stock ownership by each of our directors is highlighted in the Reuters report, "Critics ask if Enron's board was asleep on the job," Nov. 4, 2001, which include the following points:

1) As investors come to grips with more than $17 billion in Enron shareholder assets stripped from Enron's market value in 3 weeks, a lack of oversight is seen by some as having played no small part in Enron's woes.

2) Though blame may not fully rest with the board, critics ask why the directors did not take a closer look at Enron's questionable financial transactions.

3) The composition of Enron's board offers insight on its oversight. Low Enron stock ownership by some directors is the most striking aspect, said Ric Marshall, chief executive of The Corporate Library.

4) Many companies require directors to own a minimum amount of stock to ensure they have a personal interest in the firm's performance just like shareholders. For example, oil refiner Sunoco Inc. (SUN) expects directors to own $220,000 of stock.

5) According to Enron director Paulo Ferraz Pereira did not own any stock. Four other Enron directors held fewer than 3,000 shares each excluding options.

6) "All of these people are saying: 'We're on this board, but we're not investing in it,'" said Marshall. "There's no way those directors are going to take the same interest in the well-being of the company as those who have their own money on the line."

Certain Boeing directors own token stock

The parallel lesson for our company is that certain directors could have a past or future practice of actually owning a token amount of stock particularly compared to their total wealth:

201 shares	John Shalikashvili
1000 shares	Lewis Platt
1160 shares	Rozanne Ridgway
2000 shares	John Bryson

In the interest of encouraging significant director stock ownership, vote yes:

Director's $65,000 Retainer to be Paid in Stock
YES ON 1

EXHIBIT B


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Monday November 5, 1:39 AM

Critics ask if Enron's board was asleep on the job

By Deepa Babington

NEW YORK (Reuters) - The makeup and workings of the board of Enron Corp. suggest that the stunning fall from grace of the energy trading giant may have been an accident waiting to happen, corporate governance experts said.

As investors come to grips with more than $17 billion in shareholder wealth stripped from the company's market value in less than three weeks, a lack of oversight is seen by some as having played no small part in Enron's woes.

The largest energy trading company in North America is mired in a crisis that might have been averted, or mitigated, if the board had been more vigilant and less open to dominance by a group of longtime directors, they said.

"Whoever set up the board was not making it easy for it to prevent the kind of problems they're fighting right now," said Nell Minow, editor of business research group The Corporate Library, which does extensive corporate governance work and gathers and analyzes information on boards from proxy filings.

In the past week, U.S. regulators launched a full-scale probe into questionable financial transactions by the company, two credit agencies cut their ratings on Enron debt, and executives trying to restore investor confidence were unable to halt a stock plunge.

Critics point to a core group of long-timers who were in a position to dominate board meetings, and newer members who had almost no financial stake in the firm, and therefore less reason to be concerned about a tumbling share price. Together, both blocks of directors paint the picture of a company that was headed for trouble, experts said.

Insider trading statistics showing that top executives at the Houston-based firm sold hefty stakes in Enron over the past year were another bad sign, warning, as they might have, that the sellers lacked confidence in Enron's future, they said.

Enron's recent struggles mainly stem from off-balance-sheet financing transactions linked to former CFO Andrew Fastow. Those financing deals, which involved partnerships and complex deals not fully understood by investors, triggered a full-blown investigation by the U.S. Securities and Exchange Commission.

Enron says that its board approved the transactions and was kept fully informed, but critics hardly find that reassuring.

"What happened at Enron is just a breakdown in internal controls," said Ralph Ward, publisher of the Boardroom Insider, an online newsletter. "If they (the board) did know, then they are in really big trouble."

BREAKDOWN OF INTERNAL CONTROLS

Though blame may not fully rest with the board, critics ask why the directors did not take a closer look at the deals.

"If they found no problems with these deals, it kind of asks you what sort of judgment they had," said Pat McGurn,

vice president of Institutional Shareholder Services, which advises major institutional investors on corporate governance. "That's the saddest scenario."

The composition of Enron's board offers insight on its independence and oversight. Low stock ownership some directors had in Enron is the most striking aspect, said Ric Marshall, chief executive of The Corporate Library.

Many companies require their directors to own a minimum amount of stock to ensure they have a personal interest in the firm's performance -- just like shareholders. For example, oil refiner and marketer Sunoco Inc. expects directors to own about $220,000 of stock, and allows them five years to accumulate a stake equivalent to the required dollar value.

According to Enron's proxy statement in March, director Paulo Ferraz Pereira, a Brazilian banker, did not own any stock in the firm, though he held 3,195 options, and four other Enron directors held fewer than 3,000 common shares each excluding options.

Wendy Gramm, another director who formerly headed the U.S. Commodity Futures Trading Commission, cited a conflict of interest for not receiving Enron stock options in 2000.

"All of these people are saying: 'We're on this board, but we're not investing in it,'" said Marshall, the head of The Corporate Library. "There's no way those directors are going to take the same interest in the well-being of the company as those who have their own money on the line."

Academic research has repeatedly shown that stock ownership and a firm's performance are strongly related, McGurn, the executive at Institutional Shareholder Services, said.

LONG-TIME DIRECTORS

On the other hand, six directors who have been on the board for at least 16 years, are among those with a sizable stake in the firm, Marshall said. For example, Belco Oil & Gas Corp. Chairman Robert Belfer, who has been on Enron's board 18 years, owned more than 8 million common shares at the time of the March proxy filing.

Such longevity on the board combined with voting power may have allowed a group to dominate meetings without enough vigilance from the other outside directors, Marshall said.

Finally, the board, which had 17 members last year and 14 currently, may have been bloated, say experts. The ideal size of a board is between eight and 10, they said.

"It may indicate that the board may not be taken seriously -- more like a favor to somebody," said B. Espen Eckbo, director of the Center for Corporate Governance at Dartmouth College. "Seventeen is more like a chatting club."

Further, one of the directors, Hong-Kong based Ronnie Chan, chairman of the Hang Lung Group, missed more than 25 percent of its meetings, according to a proxy filing.

INSIDER TRADING REVEALING

The volume of trading by insiders in the last year is also a worrying sign for investors, said Jackie Cook, an independent consultant who does corporate governance research.

For example, in the past 12 months, Chairman Kenneth Lay sold about $34 million worth of stock and former CEO Jeff Skilling sold $27.5 million, according to her calculations.

"They've actually sold a hell of a lot," she said. "Insider trading is an important signal for investors. It shows the level of confidence those with the best knowledge of the firm have in the firm."

To be sure, Enron has taken steps to restore confidence by appointing University of Texas dean William Powers Jr. to the board and named him to head a special committee to examine the company's dealings.

When asked about the board's independence and oversight, a company spokeswoman said the committee would have the power to take action, including disciplinary action, over the related-party transactions.

But the board has a long way to go before it can clear its name, say experts.

In a sign the pressure is building for changes on the board, the labor union umbrella group AFL-CIO, which sponsors benefit funds that hold an estimated 3.1 million Enron shares, urged the board to adopt a stricter definition of director independence and disclose director conflicts of independence.

"Clearly this crisis does raise a lot of issues about the independence of the board," McGurn said. "And one way or the other, at the end of the day, there's going be some changes at the board."

(Additional reporting by Cal Mankowski)


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Questions or Comments?

CFLETTERS

From: rdwatt [rdwatt@msn.com]
Sent: Wednesday, January 16, 2002 3:03 PM
To: cfletters@sec.gov
Subject: Re: Sharehholder Proposal for The Boeing Company 2002 Proxy Statement Submitted by David Watt

David Watt
23401 NE Union Hill Rd.
Redmond, WA. 98053
425-868-5603
rdwatt@msn.com

January 16, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
cfletters@sec.gov

Re: Shareholder Proposal Submitted by David Watt for Inclusion in The Boeing Company 2002 Proxy Statement

Ladies and Gentlemen:

The following is in response to the Boeing no action request. It is believed that Boeing has not produced the preponderance of evidence to support its claims.

The company does not supply evidence that the biographical information in the 2001 proxy statement is conclusive that at least a narrow majority of directors are lower-middle class or close to lower-middle class.

The company does not claim that the text starting with "Though blame... S" has a materially different meaning than the text the company supplied. The company does not claim that the proposal text is in quotes.

The company does not claim or supply evidence that the directors own any more voting shares than stated in the proposal.

It appears that the company has not supplied the preponderance of evidence that it needs to provide.

Sincerely,

David Watt

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2001

The proposal requests that the board adopt a directors' compensation bylaw that would require that Boeing pay its directors in common stock.

There appears to be some basis for your view that Boeing may exclude portions of the supporting statement under 14a-8(i)(3) as false or misleading in violation of rule 14a-9. In our view, the proponent must:

- Revise the statement that begins "2) Though blame may not . . ." and ends ". . . financial transactions" to accurately reflect the article from which that statement quotes; and
- Delete the discussion that begins "The parallel lesson . . ." and ends ". . . John Bryson."

Accordingly, unless the proponent provides the company with a revised proposal and supporting statement, within seven days of receiving the letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Keir Devon Gumbs
Special Counsel